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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)*


                            NetScout Systems, Inc.
                     -----------------------------------
                               (Name of Issuer)


                          Common Stock PAR USD .001
                       -------------------------------
                        (Title of Class of Securities)


                                  64115T104
                                --------------
                                (CUSIP Number)

                                   12/31/02
            -----------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

  [x]  Rule 13d-1(b)
  [ ]  Rule 13d-1(c)
  [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a     reporting
person's initial filing on this form with respect to the subject class of securities, and for any subsequentamendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No 64115T104                                    Page 2 of 6 pages



1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

            Atlantic Trust Company, N.A.
            04-2986713
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)


 (a) [    ]
 (b) [    ]
---=----------------------------------------------------------------------------
3. SEC Use Only


--------------------------------------------------------------------------------
4. Citizenship or Place of Organization

          Atlantic Trust Company, N.A. is a limited purpose, national chartered trust company, regulated by the Office of the Comptroller of the Currency

--------------------------------------------------------------------------------


                    5.Sole Voting Power 1,000,000
Number of           -----------------------------------------------------------
Shares
Beneficially        6.Shared Voting Power 10,680,882
Owned by            -----------------------------------------------------------
Each
Reporting           7. Sole Dispositive Power  1,000,000
Person              -----------------------------------------------------------
With
                    8. Shared Dispositive Power 10,680,882
                    -----------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

                   11,680,882  shares
-------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                    No
-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

                    38.978%
-------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)    BK

-------------------------------------------------------------------------------






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CUSIP No 64115T104                                    Page 3 of 6 pages

Item 1.

(a) Name of Issuer:    NetScout Systems, Inc.

(b)  Address of Issuer's Principal Executive Offices:

      310 Littleton Road
      Westford, MA  01886
      United States

Item 2.

(a) Name of Person Filing:  Atlantic Trust Company, N.A.

(b) Address of Principal Business Office or, if none, Residence:

    100 Federal Street, Floor 37, Boston, MA 02110-1802

(c) Citizenship:

          Atlantic Trust Company, N.A. is a limited purpose, national chartered trust company, regulated by the Office of the Comptroller of the Currency

(d) Title of Class of Securities:  Common Stock PAR USD .001

(e) CUSIP Number:  64115T104

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CUSIP No 64115T104                                    Page 4 of 6 pages

Item 3.

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [   ]  Broker or dealer registered under section 15 of the Act
            (15 U.S.C. 78o).

(b)  [ x ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [   ]  Insurance company as defined in section 3(a)(19) of the Act
            (15 U.S.C. 78c).

(d)  [   ]  Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C 80a-8).

(e)  [   ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)  [   ]  An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F);

(g)  [   ]  A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G);

(h)  [   ]  A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)  [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [   ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).



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CUSIP No 64115T104                                    Page 5 of 6 pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:      11,680,882 shares.
                               ----------------------------------------------

(b)  Percent of class:             38.978%.
                      ---------------------------------------------------------

(c)  Number of shares as to which the person has:

         (i)  Sole power to vote or to direct the vote: 1,000,000.
                                                      -------------------------

        (ii)  Shared power to vote or to direct the vote:   10,680,882.
                                                         ----------------------

       (iii)  Sole power to dispose or to direct the disposition of: 1,000,000.
                                                                    ----------

        (iv)  Shared power to dispose or to direct the disposition of:

                                                        10,680,882.
                                                      ----------------


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following [   ].


Item 6.Ownership of More than Five Percent on Behalf of Another Person.

Atlantic Trust Company, N.A., a limited purpose, national chartered trust company, has aggregate holdings of NetScout Systems, Inc. exceeding
5% which require us to file this form. Holdings of this security exceed 5% by the following persons:

Anil Singhal Revocable Trust
Jyoti Popat Grat#2  Inv. Trust


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8. Identification and Classification of Members of the Group


Item 9. Notice of Dissolution of Group


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CUSIP No 64115T104                                    Page 6 of 6 pages

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for thepurpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that theinformation set forth in this statement is true, complete and correct.


       02/11/03                          /s/ Stephen E. Prostano
      ------------------               ----------------------------
      Date                              Stephen E. Prostano
                                        Chief Operating Officer and Chief
                                        Financial Officer
                                        Atlantic Trust Company, N.A.*